Exhibit 107

Calculation of Filing Fee Table

Table 1: Transaction Valuation

	Transaction Valuation(1)	Fee Rate	Amount of Filing Fee(2)

Fees to Be Paid	$99,765,000	$0.0001102	$10,994.10

Fees Previously Paid	—		—

Total Transaction Valuation	$99,765,000

Total Fees Due for Filing			$10,994.10

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$10,994.10

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 4,500,000 shares of Class A Common Stock at the tender offer price of $22.17 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $110.20 per each million dollar of the transaction valuation.